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September 8, 2022

VIA EDGAR

Christine Westbrook

Daniel Crawford

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sinopec Shanghai Petrochemical Company Limited

Form 20-F for Fiscal Year Ended December 31, 2021

Filed April 28, 2022

File No. 001-12158

Dear Ms. Westbrook and Mr. Crawford:

On behalf of Sinopec Shanghai Petrochemical Company Limited (the “Company”), this letter responds to your letter, dated August 30, 2022 (the “Comment Letter”), regarding the above-referenced filing on Form 20-F (the “Annual Report”). Your comment is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the heading and numbered comment in the Comment Letter. The response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) from the Comment Letter appearing in bold type.

Correspondence dated August 12, 2022

Item 3.C. Risk Factors

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect..., page 8

1.

Please update your discussion of the Holding Foreign Companies Accountable Act by disclosing that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

Christine Westbrook

September 8, 2022

Page Two

Response: The Company advises the Staff that it intends to revise its disclosure in Item 3.C. Risk Factors and Item 4.B. Business Overview as reflected by the marked text below:

Item 3.C. Risk Factors

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this 20-F, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB. Our Audit Committee is aware of these limitations, but believes that it is important for us to use an auditor based in China as that is the principal location of our assets and operations.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the reliability and quality of our audited financial statements. In addition, under changes to the PRC Securities Law that became effective in March 2020, the SEC and other foreign securities regulators are not permitted to directly conduct investigations or depositions in China and no entity or individual is permitted to provide any document or material in connection with securities business to any offshore securities regulatory authority without the permission of the China Securities Regulatory Commission and the relevant departments of PRC State Council. These restrictions may further erode confidence in our financial reporting.

Christine Westbrook

September 8, 2022

Page Three

On December 2, 2021, the SEC adopted final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. On December 16, 2021, the PCAOB designated China and Hong Kong as jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections. If the SEC determines that, for any year commencing with our 2021 fiscal year our auditors were not subject to inspection by the PCAOB, then we will be required to comply with the disclosure requirements set forth in these rules and establish that we are not owned or controlled by a governmental entity in our jurisdiction. The SEC will publicly identify companies subject to these disclosure requirements on the SEC’s website. An initial trading prohibition would not be imposed until we have been identified by the SEC in this manner for three consecutive years, during such period of time we would need to identify and engage an accounting firm that is subject to PCAOB inspections to avoid such trading prohibition.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China relating to inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong. PCAOB inspections under the Statement of Protocol are currently expected to commence in mid-September, 2022, at which time the PCAOB will have an opportunity to determine if it is receiving the complete access to audit work papers and personnel required under the HFCA Act. The Company and/or its auditor will be required to provide materials and information in accordance with the Statement of Protocol.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. If our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act and are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

Item 4.B. Business Overview

Commission-Identified Issuer

The PCAOB issued a HFCA Act Determination Report to the SEC on December 16, 2021, notifying SEC of its determination that that it is unable to inspect or investigate completely registered public accounting firms headquartered in China because of a position taken by one or more authorities in China (the “PCAOB PRC Determination”). Our auditor is subject to the PCAOB PRC Determination. As a result, our ADSs may be delisted or prohibited from trading in the over-the-counter trading market in the United States under the HFCA Act, the occurrence or threatened occurrence of which may materially affect the value of our securities.

Christine Westbrook

September 8, 2022

Page Four

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. These rules apply to certain registrants, or the Commission-Identified Issuers, that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Because our auditor is subject to the PCAOB PRC Determination, we have been identified as a Commission-Identified Issuer for the fiscal year ended December 31, 2021.

Under the final rules enacted by the SEC pursuant to the HFCA Act, Commission-Identified Issuer securities will be delisted and/or have a trading halt imposed as soon as practicable after it is conclusively classified as a Commission-Identified Issuer for three consecutive years. However, on June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years. Furthermore, the SEC may propose additional rules or guidance that could impose more stringent disclosure requirements or more unfavorable delisting and/or trading prohibition timeline under the HFCA Act regime.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China relating to inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong. PCAOB inspections under the Statement of Protocol are currently expected to commence in mid-September, 2022, at which time the PCAOB will have an opportunity to determine if it is receiving the complete access to audit work papers and personnel required under the HFCA Act. The Company and/or its auditor will be required to provide materials and information in accordance with the Statement of Protocol.

As stated above, our auditor is subject to the PCAOB PRC Determination and as a result we are classified as a “Commission-Identified Issuer.” Therefore, investors may lose confidence in our financial statements and reporting, the price of our securities may be adversely affected and our securities could be delisted or prohibited from being traded over-the-counter under the HFCA Act. Further, uncertainties relating to potential legislative changes in this area could cause the market price of our ADSs to be materially affected and our securities to be delisted or prohibited from trading earlier than the timeframe that is currently provided under the HFCA Act. In the event of the delisting of our securities or the prohibition of our securities from trading, investors in our ADS will need to dispose of their ADSs or exchange their ADSs for our H shares on applicable terms and conditions and may suffer significant loss on their investment. If any investor fails to exchange any of our ADSs for our H Shares for any reason, such ADSs may significantly decline in value or lost its value due to their loss of liquidity on the NYSE.

* * * *

Christine Westbrook

September 8, 2022

Page Five

If you have any questions or would like further information concerning the Company’s response to your Comment Letter, please do not hesitate to contact me at (202) 887-1585 or SLesmes@mofo.com.

Sincerely,

/s/ Scott Lesmes
Name: Scott Lesmes

Cc:	Du Jun, Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited